

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 9, 2016

Via E-mail
Mr. Philip V. Bancroft
Executive Vice President and Chief Financial Officer
Chubb Limited
Baerengasse 32
Zurich, Switzerland CH-8001

      Re: Chubb Limited
              Form 8-K Filed May 5, 2016
              File No. 001-11778

Dear Mr. Bancroft:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include[s the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Sharon M. Blume

                                 Sharon M. Blume
                                 Accounting Branch Chief
                                 Office of Healthcare and Insurance